[TIAA-CREF]

September 29, 2006

VIA EDGAR

Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, TIAA-CREF Individual & Institutional Services, LLC, the principal underwriter, hereby requests that the registration statement filed on Form N-4 (File No. 333-134820) be accelerated and declared effective on September 29, 2006, or as soon thereafter as is reasonably practicable.

TIAA-CREF INDIVIDUAL & INSTITUTIONAL
SERVICES, LLC

By:	/s/ Mark Serlen
Name: Mark Serlen
Title: Secretary